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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                 Amendment No. 1


                               Mothers Work, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    619903107
                                 (CUSIP Number)


                     [November 1, 2002 and November 5, 2002]
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|      Rule 13d-1(b)
      |X|      Rule 13d-1(c)
      |_|      Rule 13d-1(d)


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--------------------------                                   -------------------
CUSIP No. 619903107                                          Page 1 of 7 Pages
--------------------------                                   -------------------

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Foremark Investments, Ltd.
    Madeline Wong
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |X|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Foremark Investments, Ltd. - British Virgin Islands
    Madeline Wong - Canada
--------------------------------------------------------------------------------
                            5.       SOLE VOTING POWER

     NUMBER OF                        217,365 shares
      SHARES                ----------------------------------------------------
   BENEFICIALLY             6.       SHARED VOTING POWER
     OWNED BY
       EACH                          None.
    REPORTING               ----------------------------------------------------
   PERSON WITH              7.       SOLE DISPOSITIVE POWER

                                     217,365 shares
                            ----------------------------------------------------
                            8.       SHARED DISPOSITIVE POWER

                                     None.
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    217,365 shares
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     |_|

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.13%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

    Foremark Investments, Ltd. - CO
    Madeline Wong - IN
--------------------------------------------------------------------------------



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--------------------------                                   -------------------
CUSIP No. 619903107                                          Page 2 of 7 Pages
--------------------------                                   -------------------

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    John Charlton
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |X|
                                                                       (b)  |_|

--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                            5.  SOLE VOTING POWER

     NUMBER OF                  39,000 shares
      SHARES                ----------------------------------------------------
   BENEFICIALLY             6.  SHARED VOTING POWER
     OWNED BY
       EACH                     None.
    REPORTING               ----------------------------------------------------
   PERSON WITH              7.  SOLE DISPOSITIVE POWER

                                39,000 shares
                            ----------------------------------------------------
                            8.  SHARED DISPOSITIVE POWER

                                None.
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    39,000 shares
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES     |_|

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.74%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------



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--------------------------                                   -------------------
CUSIP No. 619903107                                          Page 3 of 7 Pages
--------------------------                                   -------------------

Item 1(a).        Name of Issuer:

                  Mothers Work, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  465 North Fifth Street
                  Philadelphia, Pennsylvania 19123

Item 2(a).        Name of Person Filing:

                  Foremark Investments, Ltd.
                  Madeline Wong

                  John Charlton

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  c/o John Charlton
                  Penthouse 1C
                  21 South End Avenue
                  New York, New York 10280

Item 2(c).        Citizenship:

                  Foremark Investments, Ltd. - British Virgin Islands Madeline Wong - Canada

                  John Charlton - United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value

Item 2(e).        CUSIP Number:

                  619903107

Item 3.           Not applicable.


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--------------------------                                   -------------------
CUSIP No. 619903107                                          Page 4 of 7 Pages
--------------------------                                   -------------------

Item 4.  Ownership

         (a)   Amount beneficially owned:

               Foremark Investments, Ltd. and Madeline Wong
               (who owns all of the voting and equity securities
               of Foremark Investments, Ltd., the record owner
               of the shares subject of this filing):             217,365 shares

               John Charlton (husband of Madeline Wong):           39,000 shares

         (b)   Percent of class:

               Foremark Investments, Ltd. and Madeline Wong            4.13%

               John Charlton                                           0.74%

         (c)   Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote:

                      Foremark Investments, Ltd. and
                      Madeline Wong                               217,365 shares

                      John Charlton                                39,000 shares


               (ii)   Shared power to vote or to direct the vote:

                      None.


               (iii) Sole power to dispose or to direct the disposition of:

                      Foremark Investments, Ltd. and
                      Madeline Wong                               217,365 shares

                      John Charlton                                39,000 shares

               (iv) Shared power to dispose or to direct the disposition of:

                      None.


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--------------------------                                   -------------------
CUSIP No. 619903107                                          Page 5 of 7 Pages
--------------------------                                   -------------------

Item 5.    Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following |X|.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

Item 8.    Identification and Classification of Members of the Group.

           See Exhibit A.

Item 9.    Notice of Dissolution of Group.

           Not applicable.



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--------------------------                                   -------------------
CUSIP No. 619903107                                          Page 6 of 7 Pages
--------------------------                                   -------------------

ITEM 10.   CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2003

                                               FOREMARK INVESTMENTS, LTD.

                                               By /s/ Madeline Wong
                                                  ----------------------
                                                  Madeline Wong
                                                  Director

                                               /s/ Madeline Wong
                                               -------------------------
                                               Madeline Wong

                                               /s/ John Charlton
                                               -------------------------
                                               John Charlton


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--------------------------                                   -------------------
CUSIP No. 619903107                                          Page 7 of 7 Pages
--------------------------                                   -------------------

Exhibit A to Schedule 13G

This Schedule 13G is being filed by the following members of a group:

         Foremark Investments, Ltd. and Madeline Wong (Foremark Investments, Ltd. is the record owner of 217,365 shares; Madeline Wong is the owner of all of the voting and equity securities of Foremark Investments, Ltd.)

         John Charlton (John Charlton is the record owner of 39,000 shares and is the husband of Madeline Wong)